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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number   333-68008

(Check one): ☑ Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐Form 10-D   ☐Form N-SAR   ☐Form N-CSR

For period ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended __________________

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I
REGISTRANT INFORMATION

Full name of registrant:   United Fuel & Energy Corporation

Former name if applicable: _______________________

Address of principal executive office (Street and number):   405 N. Marienfeld, Suite 300

City, state and zip code:    Midland, Texas 79701

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11 -K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

United Fuel & Energy Corporation (the “Company”) has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), and substantially all of the information has been completed as of this date.  However, the Company cannot complete the Form 10-K by the March 31, 2008 prescribed due date primarily due to significant turnover experienced by the Company in its finance and accounting staff during 2007, including the resignation of its chief financial officer in December 2007. This turnover resulted in a considerable loss of knowledge related to the Company’s operations and accounting processes and procedures. In addition, the Company changed credit card service providers for its cardlock operations and completed the acquisitions of three new businesses during 2007. These significant events impacted the routine execution of accounting procedures and processes and resulted in a higher level of accounting anomalies. To address these matters, an interim chief financial officer has been engaged along with accounting consultants to supplement the Company’s finance and accounting staff.  The Company intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification.

Lyndon James	(432)	571-8000
(Name)	(Area Code)	(Telephone Number)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☑ No	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2007, the Company currently expects to report total revenues of $446,122,000, an operating loss of $1,979,000, and a net loss before tax of $6,942,000, as compared to total revenues of $335,109,000, operating income of $7,468,000, and net income before tax of $2,704,000 for the year ended December 31, 2006.

United Fuel & Energy Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008	By:	/s/ Lyndon James
Lyndon James
Vice President, Chief Financial Officer and Secretary